EXHIBIT 99.1

NXT Energy Solutions Announces Appointment of Interim CFO

CALGARY, Alberta, Dec. 03, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTC QB: NSFDF) announces that Eugene Woychyshyn, NXT’s Corporate Controller, has been appointed Interim Chief Financial Officer effective today.

Mr. Woychyshyn has been serving as NXT’s Controller since late November 2017.  He has extensive international experience in North America, Europe and Asia working in numerous industries and has previous experience in the CFO role of a TSX Venture listed company.  Mr. Woychyshyn is a Chartered Professional Accountant who holds a Bachelor of Commerce from the University of Manitoba and a Masters of Business Administration from St. Joseph’s University, Philadelphia PA.

George Liszicasz, President, and CEO of NXT, said: “Eugene has been a valued member of our financial team for over a year and played a vital role in providing financial controls and leadership.  His appointment ensures continuity in our finance function.  I look forward to continue working closely with Eugene.”

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com